Exhibit 12.01
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges. As our earnings were inadequate to cover fixed charges for each of the periods presented, we have provided the deficiency amounts. For purposes of calculating this deficiency, earnings consist of income (loss) from continuing operations before income taxes and minority interest. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense which we believe is representative of the interest component of rental expense.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2009	2008	2007	2010	2009
	(in thousands)
Earnings before income taxes and minority interest	(16,034)	(103,566)	(3,591)	(7,474)	(8,811)

Fixed charges	1,557	454	1,089	726	1,211
Earnings	(14,477)	(103,112)	(2,502)	(6,748)	(7,600)
Fixed charges	1,557	454	1,089	726	1,211
Ratio of earnings to fixed charges	—(1)	—(1)	—(1)	—(1)	—(1)

(1)	Earnings were inadequate to cover fixed charges by $16,034 for 2009, $103,566 for 2008, $3,591 for 2007, $7,474 for the nine months ended September 30, 2010 and $8,811 for the nine months ended September 30, 2009.